SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                                         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

On April 8, 2013 the Company published in the German -Bundesanzeiger (Federal Gazette) the invitation and agenda for its 2013 Annual General Meeting (“AGM”) of Shareholders to be held May 16, 2013 and the invitation and agenda for a separate meeting of Preference Shareholders to be held on the same date. The invitation and agenda for each meeting is accompanied by a report of the Company’s General Partner on a proposal to simplify the Company’s capital structure through the conversion of all of the Company’s preference shares into ordinary shares (the “Conversion Proposal”). The proposed preference share conversion would be effected by amendments to the Company’s Satzung (Articles of Association) that will be submitted for shareholder approval at the respective meetings.  The foregoing description of the Conversion Proposal is qualified in its entirety by the complete descriptions contained in each invitation and agenda, including the General Partner’s report on the Conversion Proposal that accompanies each agenda and invitation.

Also on April 8, 2013, the Company furnished under cover of a Report on Form 6-K (the “April 8 Form 6-K”) convenience translations of the invitation and agenda for each meeting, the General Partner’s report on the Conversion Proposal and convenience translations of two other reports referred to in the AGM invitation — the report of the Company’s Supervisory Board and the report of the Company’s General Partner pursuant to § 289 ss. 4 and § 315 ss. 4 of the German Commercial Code.  The Company also furnished with the April 8 Form 6-K certain additional information (the “Supplemental Information”) that the Company has agreed to make available to its ADR holders pursuant to the Pooling Agreement among the Company, the Company’s General Partner, Fresenius SE & Co. KGaA, and the Company’s independent directors designated in the Pooling Agreement.  For a description of the contents of the Supplemental Information, see the April 8 Form 6-K.  Copies of the invitation and agenda for each meeting, the General Partner’s report on the Proposed Conversion, the respective additional reports of the Company’s Supervisory Board and of the Company’s General Partner pursuant to the German Commercial Code, and the Supplemental Information, have also been posted on the Company’s web site, www.fmc-ag.com.

On or about April 17, 2013 the Depositary for the Company’s ordinary share and preference share American Depositary Receipts (“ADRs”) will distribute (1) to ordinary share ADR holders (a) the AGM invitation and agenda, (b) the Report of the Company’s General Partner on the Conversion Proposal, (c) a voting instruction card for ordinary share ADR holders and (d) the Report of the Company’s Supervisory Board and (2) to preference share ADR holders (a) the AGM invitation and agenda, (b) the invitation and agenda for the separate meeting of Preference Shareholders, (c) the Report of the Company’s General Partner on the Conversion Proposal and (d) a voting instruction card for preference share ADR holders. The Company is now furnishing copies of each voting instruction card with this Report on Form 6-K.  The Company has also furnished the Supplemental Information to the ADR Depositary, which will provide copies of the Supplemental Information to ADR holders without charge upon request made to the Depositary.

The Company’s Annual Report on Form 20-F and the Company’s 2012 Annual Report have each been posted on the Company’s web site.

EXHIBITS

The following exhibits are being furnished with this Report:

Exhibit 99.1                              Voting Instruction Card for holders of ordinary share ADRS.

Exhibit 99.2                              Voting Instruction Card for holders of preference share ADRS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 18, 2013

FRESENIUS MEDICAL CARE AG & Co. KGaA,
a partnership limited by shares, represented by:

FRESENIUS MEDICAL CARE MANAGEMENT AG, its
general partner

By:	/s/ RICE POWELL

Name:	Rice Powell

Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ MICHAEL BROSNAN

Name:	Michael Brosnan

Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner